AMENDMENT TO MANAGEMENT AGREEMENT


      This Amendment dated as of August 1, 1995, is to the Management Agreement dated February 2, 1988, by and between INSTITUTIONAL FIDUCIARY TRUST, a Massachusetts business trust (the "Trust"), on behalf of FRANKLIN LATE DAY MONEY MARKET PORTFOLIO (the "Fund"), formerly Franklin Government Investors Money Market Portfolio, a series of the Trust, and FRANKLIN ADVISERS, INC., a California corporation, (the "Manager"). The undersigned parties, intending to be legally bound, hereby agree as follows:

      (1)  Paragraph 4 B. is amended to read:

            B. The management fee payable by the Fund shall be reduced or eliminated to the extent that Franklin Distributors, Inc. has actually received cash payments of tender offer solicitation fees less certain cost and expenses incurred in connection therewith and to the extent necessary to comply with the limitations on expenses which may be borne by the Fund as set forth in the laws, regulations and administrative interpretations of those states in which the Fund's shares are registered. The Manager may waive all or a portion of its fees provided for hereunder and such waiver shall be treated as a reduction in purchase price of its services. The Manager shall be contractually bound hereunder by the terms of any publicly announced waiver of its fees, or any limitation of the Fund's expenses, as if such waiver or limitation were full set forth herein.

      (2) All other provisions of the Management Agreement dated February 2, 1988, remain in full force and effect.

      IN WITNESS WHEREOF, we have signed this Amendment as of the date and year first above written.



INSTITUTIONAL FIDUCIARY TRUST
On behalf of Franklin Late Day
Money Market Portfolio


By ______________________




FRANKLIN ADVISERS, INC.


By ______________________